September 4, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kansas City Southern de México, S.A. de C.V. Registration Statement on Form S-4
Ladies and Gentlemen:
     We are writing this letter in connection with the filing of the above-referenced Registration Statement for Kansas City Southern de México, S.A. de C.V. (the “Issuer”), which relates to an offer to exchange (the “Exchange Offer”) 12 1/2 Senior Notes due 2016 (the “Exchange Notes”) for all of the Issuer’s presently outstanding 12 1/2 Senior Notes due 2016 (the “Original Notes”). We hereby confirm to you that the Issuer is registering the Exchange Offer in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:
The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being used by a person to participate in a distribution of the Exchange Notes to be received in the Exchange Offer that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

     We further represent to you as follows:
The Issuer (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely yours, Kansas City Southern de México, S.A. de C.V.
By:	/s/ Mary K. Stadler
	Name:	Mary K. Stadler
	Title:	Chief Accounting Officer